December 23, 2024

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Division of Corporation Finance Office of Real Estate & Construction
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Registration Statement on Form S-3 filed November 26, 2024
File No. 333-283478

To the Commission:
On November 26, 2024, the Company filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 (the “Registration Statement”).  The Company received comments from the Staff (the “Staff”) of the Commission on December 10, 2024.  The Company has filed today Amendment No. 1 to the Registration Statement (the “Amendment”), reflecting responses to the comments received and updating certain information in the Registration Statement.
Each comment has been included below for your reference and the Company’s response is presented below each comment.
1.	Comment:	Registration Statement on Form S-3
Description of Securities We May Offer, page 9.
We note that you are registering rights. Please revise to provide a description of the rights that you may offer. Refer to Item 202 of Regulation S-K.
Response: We acknowledge the Staff’s comment. In response to the Staff’s comment, we have added a description of the rights we may offer on page 20 of the Amendment.
2.	Comment:	General.
We note your disclosure that Maxim Group will sell up to $15,000,000 pursuant to an equity distribution agreement. However, we also note your disclosure that under this agreement, you may sell up to $20,000,000, which is also the amount provided by the agreement filed as Exhibit 1.2. Please revise your disclosure to address this discrepancy or otherwise clarify that you are registering a different amount. Additionally, please file the executed agreement.
Response:
We acknowledge the Staff’s comment. In response to the Staff’s comment, the Amendment now refers to $20,000,000 in such places. In addition, the Company undertakes to file as an exhibit the executed equity distribution agreement after execution.

We note that in addition to the above, we have also added risk factors to the Registration Statement relating to the potential risk of rescission of unregistered shares issued under the common stock dividend reinvestment program as discussed in the Registration Statement.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Registration Statement declared effective as soon as possible.  Please feel free to contact me at 925.235.1006 or by email at chip@mackenziecapital.com should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Steve Barrett
Steven F. Carman
Andrew Spector